

May 12, 2015

<u>Via E-mail</u>
Mr. Robert O. Stephenson
Chief Financial Officer
Omega Healthcare Investors, Inc.
200 International Circle, Suite 3500
Hunt Valley, MD 21030

> **Re:** **Omega Healthcare Investors, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-11316**

Dear Mr. Stephenson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 2. Properties, page 33</u>

1.   We note your disclosure on page 36 that your investments with New Ark Investments, Inc. represent 13% of your total investments. We also note your disclosure that the Ark leases are 50 year leases that expire in 2063. Please clarify and tell us whether all of your leases with New Ark are 50 year leases. In future Exchange Act periodic reports, please disclose the material terms of your agreements with new Ark or advise.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40</u>

2.   In future Exchange Act periodic reports, for material properties or operators, please discuss occupancy for those facilities that are not materially occupied.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

In-Place Leases, page F-10

3.   With respect to your below-market lease intangibles, please tell us how you considered any fixed rate renewal options in your estimate of the remaining term of the underlying leases and your basis for your determination.

Note 6 – Mortgage Notes Receivable, page F-21

4.   Please tell us how you complied with paragraph 29 of ASC 310-10-50, or tell us how you determined it was not necessary to provide applicable disclosures regarding credit quality information for your mortgage notes receivables.

Note 20 – Consolidating Financial Statements, page F-40

5.   Please tell us how you determined it was not necessary to provide a consolidating statement of cash flows. Please refer to Rule 3-10 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Robert O. Stephenson
Omega Healthcare Investors, Inc.
May 12, 2015
Page 3

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or Thomas Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant